Exhibit 21.1 Subsidiaries of the Registrant

Imperial Management Services, LLC

Health Diagnostic Management, LLC

Health Management Corporation of America (Delaware)

Fair Haven Services, Inc.

HMCM, Inc. (New York)

Raymond V. Damadian, M.D. MR Scanning Center Management Company (Delaware)

Dynamic Services, Inc. (New York)

Central Health Care Management Company, Inc. (Delaware)